Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Amendment No. 4 to Registration Statement No. 333-112578 on Form S-3 of our reports dated March 16, 2005, relating to the financial statements (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the adoption of fresh-start reporting and the change in method of accounting for goodwill and certain intangible assets) and financial statement schedule of GenTek Inc. and to management’s report on the effectiveness of internal control over financial reporting appearing in the Annual Report on Form 10-K of GenTek Inc. for the year ended December 31, 2004, and to the reference to us under the heading “Experts” in the Prospectus, which is part of such Registration Statement.

/s/ Deloitte & Touche LLP

Parsippany, New Jersey

April 25, 2005